The Atlantic Building

950 F Street, NW

Washington, DC 20004-1404

202-239-3300 | Fax: 202-239-3333

Mitra Surrell	Direct Dial: 202-239-3685	Email: mitra.surrell@alston.com

July 21, 2020

VIA E-mail and EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Jaea Hahn

Re:

Northern Lights Fund Trust II (the “Trust” or “Registrant”)

Preliminary Proxy Statement pursuant to Section 14(a) of the Securities Exchange Act of 1934 , filed on July 8, 2020

File Numbers 333-174926, 811-22549

Ladies and Gentlemen:

This letter is in response to the comments provided by the staff of the U.S. Securities and Exchange Commission (the “Staff”) via telephone on July 17, 2020 (the “Comments”), relating the Preliminary Proxy Statement on Schedule 14A filed on July 8, 2020, regarding the FormulaFolios US Equity Fund (the “Fund”), a series of the Trust. A revised Proxy Statement reflecting these changes will be filed subsequent to this correspondence.

General Comment

Comment #1

The Staff reminds the Registrant that the company and its management are responsible for the accuracy and adequacy of its disclosures not withstanding any review, comments, action or absence of action by the Staff.

Response #1

The Registrant acknowledges the Staff’s Comment.

Alston & Bird LLP www.alston.com

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Q&A

Comment #2

In the Question and Answer section, the answer to the question “Why am I being asked to approve the Proposal?” states, in part, that Messrs. Zayed and Ronconi purchased “all or a portion of the interest in the Adviser held by the Adviser’s original ten owners.” Please clarify whether Messrs. Zayed and Ronconi purchased “all” or “a portion.”

Response #2

The Registrant has amended its disclosures to state the following:

As more fully described in the attached Notice and Proxy Statement, on July 2, 2020, AmeriLife Group, LLC (“AmeriLife”), Nadim “Dean” Zayed, the Chief Executive Officer of Brookstone Capital Management LLC (“BCM”), a majority-owned subsidiary of AmeriLife Group LLC, and Darryl Ronconi, President and Chief Operating Officer of BCM, purchased all of the interests in the Adviser held by six of the Adviser’s original owners and ~~or~~ a portion of the interest in the Adviser held by four of the Adviser’s original ten owners (the “Transaction”)~~, four of whom~~  who remain shareholders following the Transaction.

Proxy Statement

Comment #3

Under Summary of the Proposal/Background, in the bullet points listed in the fourth paragraph, please provide back-up support for the assertions made in the paragraph (i.e.. greater financial resources, managing operations more efficiently).

Response #3

The Registrant has provided back up for the assertions in response to the Staff’s comment and has revised the disclosure as follows:

The Adviser believes the Transaction will benefit Shareholders in the following respects, among others:

•	the Adviser will have access to the greater financial resources of BCM and AmeriLife, which is expected to allow the Adviser to grow the research and investment management capabilities it provides to the Fund. AmeriLife is a national leader in marketing and distributing life, health and retirement solutions and is one of the largest independent marketing and registered investment adviser (“RIA”) organizations in the United States;
•	the Adviser will have access to the systems and certain personnel of BCM, which is expected to allow the Adviser to manage the operations of the Fund more efficiently. The combination of the Adviser with BCM will transform the Adviser from an RIA with $3.5 billion in assets under management to one in excess of $6.5 billion in assets under management, creating operational efficiencies;

•	the Adviser will have access to the new distribution networks and investor relationships provided by BCM and AmeriLife, which offer the potential to increase Fund assets and achieve economies of scale. BCM has a network of approximately [ ] independent investment advisor representatives; and
•	Fund’s portfolio managers will manage the Fund after the Transaction closes, which will allow Shareholders to experience continuity of management of the Fund. Jason Wenk and Derek Prusa have served the Fund as its portfolio managers since it commenced operations and will remain the portfolio managers of the Fund.

Comment #4

Somewhere in the Summary of the Proposal Section, please disclose the approximate amount of any material interest in the Fund of any director in the Fund since the beginning of the most recently completed fiscal year or any material proposed transactions (see Item 22(c)(6) of Schedule 14A).

Response #4

The Registrant confirms that no Trustee of the Fund has any material interest in the Fund since the beginning of the Fund’s most recently completed fiscal year and has added disclosure to indicate such fact. The Registrant has amended its disclosures to state the following:

The Transaction is deemed to be a “change in control” of the Adviser for purposes of the 1940 Act. Under the 1940 Act, a party owning, directly or indirectly, more than 25% of the voting securities of a company is presumed to control the company, and any transaction that results in such owner reducing its interest to less than 25% is presumed to constitute a change in control of an investment adviser. As a result of the Transaction, the former advisory agreement between the Adviser and the Trust (the “Former Advisory Agreement”) automatically terminated on July 2, 2020. No member of the Board has, or has had in the past, any interest in any material transaction or proposed transaction with the Adviser, or any affiliate of the Adviser.

Comment #5

In the second paragraph under the heading “Information Concerning the Adviser,” please identify who owns over 50% of the voting interest of the Adviser as of July 2, 2020 as it appears to be missing. Please also clarify if July 2, 2020 was the closing date of the Transaction.

Response #5

The Registrant has amended its disclosures to state the following:

As of July 2, 2020, the closing date of the Transaction, AmeriLife owns over 50% of the voting interest of the Adviser

Comment #6

In the last sentence of the second paragraph under the heading “Information Concerning the Adviser” of the Proxy Statement, please state how many independent investment adviser representatives are included in BCM’s network.

Response #6

The Registrant has amended its disclosures to state the following:

BCM, a registered investment adviser, provides investment management services through a network of approximately 320 independent investment adviser representatives and 110 Solicitor or registered investment adviser relationships.

Comment #7

In the lead sentence before the table under “Information Concerning the Adviser,” please identify the address(es) of the current principal executive officers of the Adviser.

Response #7

The Registrant has amended its disclosures to state the following:

The address of each such person is 89 Ionia NW, Suite 600, Grand Rapids, MI 49503.

Comment #8

In the discussion of the “Expense Limitation Agreement” of the Proxy Statement, please clarify whether the “new” Adviser will be able to recoup fees waived and expenses reimbursed prior to the effective date of the New Advisory Agreement.

Response #8

The Registrant has amended its disclosures to state the following:

The Adviser will enter into a new operating expense limitation agreement (the “New OELA”) that is substantially similar to the OELA, except that the New OELA will be extended by a year to March 31, 2022, and that fees waived or expenses reimbursed by the Adviser, including those fees waived and expenses reimbursed under the previous OELA, will remain subject to reimbursement by the Fund to the Adviser within three years of when such fees were waived or expenses reimbursed. Under the New OELA, the Adviser is permitted to seek reimbursement from the Fund, subject to limitations, for fees waived by it or the Adviser and Fund expenses it or the Adviser paid pursuant to the OELA or the New OELA, subject to the limitation that: (1) the reimbursement for fees and expenses will be made only if payable within three years from the date the fees and expenses were initially waived or reimbursed; and (2) the reimbursement may not be made if it would cause the expense limitation in effect at the time of the waiver or currently in effect, whichever is lower, to be exceeded.

Comment #9

In the discussion of the “Evaluation by the Board of Trustees,” please disclose whether the Board considered any factors that weighed against the approval of the Interim Advisory Agreement and New Advisory Agreement.

Response #9

The Registrant states that the Board considered many factors when it approved the Interim Advisory Agreement and New Advisory Agreement, none of which could be characterized as weighing against approval of either agreement. Accordingly, there are no additional factors to disclose in the Proxy Statement.

Comment #10

In the discussion of the “Evaluation by the Board of Trustees,” please explain the relevance of the Broadridge Reports. Who or what is Broadridge and who requested these reports from Broadridge?

Response #10

The Registrant has amended its disclosures in the second paragraph under the heading “Evaluation by the Board of Trustees” of the Proxy Statement to state the following:

The materials also included materials relating to the Adviser (including due diligence questionnaires completed by the Adviser, a memorandum from the Adviser describing the Transaction, the Adviser’s Form ADV, select financial information of the Adviser, bibliographic information regarding the Adviser’s key management and investment advisory personnel, and comparative fee, expense and performance information relating to the Fund) and other pertinent information. This information included reports prepared by Broadridge Financial Solutions (“Broadridge Reports”) at the Board’s request comparing the Fund’s performance and fees and expenses with the Fund’s Morningstar category and a peer group selected by Broadridge.

Comment #11

The Preliminary Proxy Statement did not contain a proxy card. Please submit the proxy card with your response.

Response #11

The Registrant confirms to the Staff that the original PRE14A filing on July 8, 2020, SEC Accession No. 0001580642-20-002584, included the proxy card. The Registrant has also attached the proxy card to this letter for the Staff’s reference.

***

If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact me at (202) 239-3346.

Sincerely,

/s/ Mitra Surrell

Mitra Surrell

Attachment

FormulaFolioFunds

PROXY CARD

SIGN, DATE AND VOTE ON THE REVERSE SIDE

PROXY VOTING OPTIONS

1. **MAIL** your signed and voted proxy back in the postage paid envelope provided

2. **ONLINE** at **vote.proxyonline.com** using your proxy control number found below

3. By **PHONE** when you dial toll-free (888) 227-9349 to reach an automated touchtone voting line

4. By **PHONE** with a representative when you call toll-free (800) 659-6590 Monday through Friday 9 a.m. to 10 p.m. Eastern time

CONTROL NUMBER **123456789101**

YOUR VOTE IS IMPORTANT NO MATTER HOW MANY SHARES YOU OWN. **PLEASE CAST YOUR PROXY VOTE *TODAY!***

SHAREHOLDER'S REGISTRATION PRINTED HERE

TYPESETTING

PURPOSES ONLY

FORMULAFOLIOS US EQUITY FUND

a series of Northern Lights Fund Trust II

SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON SEPTEMBER 9, 2020

The undersigned, revoking previous proxies, if any, with respect to the shares described below, hereby appoints Richard Malinowski and Allyson Stewart, each an attorney, agent, and proxy of the undersigned, with full power of substitution, to vote at the Special Meeting of Shareholders (the "Meeting") of the above mentioned Fund to be held at the offices of the Fund's adviser, FormulaFolio Investments, LLC, 89 Ionia SW Suite 600, Grand Rapids, MI 49503, on September 9, 2020 at 10 a.m., Eastern Time, and at any and all adjournments thereof, all shares of beneficial interest of the FormulaFolios US Equity Fund (the "Fund"), a series of Northern Lights Fund Trust II (the "Trust"), on the proposal set forth below and any other matters properly brought before the Meeting.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF TRUSTEES, AND MAY BE REVOKED PRIOR TO ITS EXERCISE BY FILING WITH THE SECRETARY OF THE TRUST AN INSTRUMENT REVOKING THIS PROXY OR A DULY EXECUTED PROXY BEARING A LATER DATE, OR BY APPEARING IN PERSON AND VOTING AT THE MEETING.

Do you have questions? If you have any questions about how to vote your proxy or about the meeting in general, please call toll-free **(800) 659-6590. Representatives are available to assist you** Monday through Friday 9 a.m. to 10 p.m. Eastern Time.

Important Notice Regarding the Availability of Proxy Materials for this Special Meeting of Shareholders to Be Held on Septembr 9, 2020. The proxy statement for this meeting is available at: https://vote.proxyonline.com/NLFT/docs/FormulaFoliosUSEquity.pdf

[PROXY ID NUMBER HERE] [BAR CODE HERE] [CUSIP HERE]

FORMULAFOLIOS US EQUITY FUND

YOUR SIGNATURE IS REQUIRED FOR YOUR VOTE TO BE COUNTED. Your signature(s) on this should be exactly as your name(s) appear on this Proxy (reverse side). If the shares are held jointly, each holder should sign this Proxy. Attorneys-in-fact, executors, administrators, trustees or guardians should indicate the full title and capacity in which they are signing. The signer(s) also acknowledges receipt of the Proxy Statement.

SIGNATURE (AND TITLE IF APPLICABLE) DATE

SIGNATURE (IF HELD JOINTLY) DATE

THIS PROXY IS SOLICITED ON BEHALF OF THE TRUST'S BOARD OF TRUSTEES, AND THE PROPOSAL HAS BEEN UNANIMOUSLY APPROVED BY THE BOARD OF TRUSTEES AND RECOMMENDED FOR APPROVAL BY SHAREHOLDERS. THIS PROXY WILL, WHEN PROPERLY EXECUTED, BE VOTED AS DIRECTED HEREIN BY THE SIGNING SHAREHOLDER(S). IF NO CONTRARY DIRECTION IS GIVEN WHEN THE DULY EXECUTED PROXY IS RETURNED, THIS PROXY WILL BE VOTED "FOR" THE PROPOSAL AND, IN THE APPOINTED PROXIES' DISCRETION, UPON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING.

THE BOARD OF TRUSTEES OF THE TRUST UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" THE PROPOSAL.

TO VOTE, MARK CIRCLES BELOW IN BLUE OR BLACK INK AS FOLLOWS. Example: ●

PROPOSAL	FOR	AGAINST	ABSTAIN
1. To approve a new investment advisory agreement by and between the Trust and FormulaFolio Investments LLC, the investment adviser to the Fund. No fee increase is proposed; and	O	O	O
2. To transact such other business as may properly come before the Meeting or any adjournments or postponements thereof.			

THANK YOU FOR VOTING

[PROXY ID NUMBER HERE] [BAR CODE HERE] [CUSIP HERE]